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FORM 5
                                                            U. S. SECURITIES AND EXCHANGE COMMISSION
[ ]     Check box if no longer subject to Section 16.
        Form 4 or Form 5 obligations may continue.                   Washington, D.C. 20549
        See instruction 1(b).
[ ]     Form 3 Holdings Reported.                   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ]     Form 4 Transactions Reported.
                                   Filed pursuant  to  Section  16(a)  of  the Securities   Exchange  Act  of  1934,
                                      Section  17(a) of the Public  Utility Holding   Company   Act  of  1935  or
                                              Section   30(f)  of  the   Investment Company Act of 1940

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1. Name and Address of       2. Issuer Name and Ticker or Trading Symbol                 6.  Relationship of Reporting Person to
   Reporting Person*                                                                         Issuer (Check all applicable)
                             Universal Money Centers, Inc.
                                                                                           X  Director           X 10% Owner
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(Last)   (First)   (Middle)  3. IRS or Social Security    4.  Statement for                X  Officer            __ Other
                                Number of Reporting           Month/Year                    (give title below)    (specify below)
Bonsal, David S.                Person (Voluntary)          12/2001
                                                                                          Chairman of the Board of Directors and
                                                                                          Chief Executive Officer
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          (Street)                                        5.  If Amendment, Date of     7. Individual or Joint/Group Filing
                                                              Original (Month/Year         (Check applicable line)
                                                                                        X   Form filed by One Reporting
                                                                                            Person
6800 Squibb Road                                                                        __  Form filed by More than One
                                                                                            Reporting Person
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(City)    (State)    (Zip)                     Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Mission, KS 66202
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
1. Title of Security        2.  Trans-     3. Trans-      4.  Securities Acquired (A)   5. Amount of     6. Ownership  7. Nature of
   (Instr. 3)                   action        action          or Disposed of (D)           Securities       Form:         Indirect
                                date:         Code            (Instr. 3, 4 and 5)          Beneficially     Direct        Beneficial
                                (Month/       (Instr. 8)                                   Owned at         (D) or        Ownership
                                 Day                                                       End of           Indirect      (Instr. 4)
                                 Year)                                                     Issuer's         (I)
                                                                                           Fiscal Year.     (Instr. 4)
                                                                                           (Instr. 3
                                                                                           and 4)
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                                                           Amount    (A) or      Price
                                                                       (D)
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Common Stock, $.01 par          12/31/2001        G        50,000       D                   2,274,341         D
value per share
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* If the Form is  filed  by more  than one  Reporting  Person,  see  instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                               (Print or Type Responses)                 Page 1 of 2


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FORM 5 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
1.Title of   2.Conver-  3.Trans-  4.Transac-  5.Number of  6.Date        7.Title      8.Price of   9.Number    10.Owner-   11.Nature
  Derivative   sion or    action    tion Code   Derivative   Exercisable   and Amount   Derivative   of Deriv-    ship        of In-
  Security     Exercise   Date      (Instr. 8)  Securities   and           of           Security     ative        Form of     direct
  (Inst. 3)    Price of   (Month/               Acquired     Expiration    Underlying   (Instr. 5)   Securities   Deriv-      Bene-
               Deriv-     Day/                  (A) or       Date          Securities                Beneficial-  ative       ficial
               ative      Year)                 Disposed     (Month/Day/   (Instr. 3                 ly Owned at  Security;   Owner-
               Security                         of (D)       Year)         and 4)                    End of       Direct      ship
                                                (Instr.3,                                            Month        (D) or      (Instr
                                                4, and 5)                                            (Inst. 4)    Indirect    4)
                                                                                                                  (I)
                                                                                                                  (Instr. 4)
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                                              (A) (D) Date    Expira-   Title  Amount or
                                                      Exer-   tion Date        Number of
                                                      cisable                  Shares

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Explanation of Responses:



                                                                       /s/ David S. Bonsal                    April 24, 2002
                                                                       -----------------------------------    ----------------
                                                                       David S. Bonsal                        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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